May 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eric Atallah
Sasha Parikh
Doris Stacey Gama
Tim Buchmiller

Re:	Regentis Biomaterials Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed May 5, 2025 File No. 333-285692

Dear Mr. Buchmiller and Ms. Gama:

On behalf of Regentis Biomaterials Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 13, 2025, relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-285692) submitted by the Company on May 5, 2025.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Amendment No. 2.

For ease of review, we have set forth below the numbered comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 58

1. We note from your revised disclosed on page 92 that $250,000 will be paid to the chairman of your board of directors upon completion of this offering. Please indicate this in your use of proceeds disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Use of Proceeds to indicate that $250,000 will be paid to the chairman of the board of directors upon completion of this offering.

Capitalization, page 59

2. We note your revisions to address prior comment 1. Please also address the following:

●	Include the balance of your liabilities presented in the table in your calculation of total capitalization.

●	Your pro forma capitalization reflects the receipt of $200,000 pursuant to the 2025 Loan Agreements. However, your disclosures on pages 115 and II-3 indicate that you received $110,000 under the 2025 Loan Agreements. Advise us or revise your filing accordingly.

●	Your pro forma, as adjusted, capitalization gives effect to the sale of 909,090 of your ordinary shares. Reconcile this, as well as on page 12, with your disclosures throughout your filing that indicate you are offering 1,000,000 of your ordinary shares for sale.

Response: In response to the Staff’s comment, the Company notes the following:

●	It has included the balance of liabilities in the calculation of total capitalization.

●	It has updated its disclosure on pages 114 and II-3 to indicate that it has now received the full $200,000 under the 2025 Loan Agreements.

●	It has corrected its disclosure to indicate that it is offering 1,000,000 ordinary shares for sale in this offering.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Amendment No. 2.

Sincerely,

/s/ David Huberman, Esq.

CC: Dr. Eli Hazum